                                                                    EXHIBIT 99.2

TIME SENSITIVE
   MATERIALS

                             DEPOSITARY'S NOTICE OF
                            SHAREHOLDERS' MEETING OF
                             SATYAM INFOWAY LIMITED


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ADSS:                               American Depositary Shares, evidenced by American
                                    Depositary Receipts ("ADRs").
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ADS CUSIP NO.:                      804099208.
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ADS RECORD DATE:                    November 4, 2002.
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MEETING SPECIFICS:                  Extraordinary General Meeting - December 9, 2002 at
                                    11:00 A.M. (local time) at the Corporate Office of the
                                    Company at 2nd Floor, Tidel Park, 4, Canal Bank Road,
                                    Taramani, Chennai-600 113, India.
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MEETING AGENDA:                     Please refer to the Company's Notice of the
                                    Extraordinary General Meeting enclosed herewith.
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ADS VOTING                          On or before 10:00 A.M. (New York City time) on
INSTRUCTIONS DEADLINE:              December 2, 2002.
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DEPOSITED SECURITIES:               Equity shares, par value Rs. 10 per share, of Satyam
                                    Infoway Limited, a limited liability company organized
                                    under the laws of the Republic of India (the "Company").
--------------------------------------------------------------------------------------------
ADS RATIO:                          1 Equity Share to 1 ADS.
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DEPOSITARY:                         Citibank, N.A.
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CUSTODIAN OF
DEPOSITED SECURITIES:               Citibank, N.A. - Mumbai Branch.
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DEPOSIT AGREEMENT:                  Deposit Agreement, dated as of October 18, 1999, as
                                    amended by Amendment No. 1 to Deposit Agreement,
                                    dated as of January 6, 2000, as further amended by
                                    Amendment No. 2 to Deposit Agreement, dated as of
                                    September 23, 2002, by and among the Company, the
                                    Depositary, and all Holders and Beneficial Owners of
                                    ADSs, evidenced by ADRs, issued thereunder.
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


To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (NEW YORK CITY TIME) on DECEMBER 2, 2002.

    The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A COPY OF THE NOTICE OF THE EXTRAORDINARY GENERAL MEETING FROM THE COMPANY WHICH INCLUDES THE AGENDA FOR SUCH MEETING IS ENCLOSED.*

    Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

    PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION 4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THE DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

    THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING (a) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION OR
(b) SHARES WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000. AS A RESULT, UNLESS SPECIFICALLY INSTRUCTED BY A HOLDER OR HOLDERS HOLDING (a) AT LEAST 10% OF THE TOTAL SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) ENTITLED TO VOTE ON A RESOLUTION OR (b) SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000, THE CUSTODIAN, ACTING ON BEHALF OF THE HOLDERS UPON THE INSTRUCTIONS OF THE DEPOSITARY, MAY NOT JOIN IN DEMANDING A POLL.

    The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

    IF YOU HAVE ANY QUESTIONS ABOUT THE WAY IN WHICH VOTING INSTRUCTIONS MAY BE DELIVERED TO THE DEPOSITARY, PLEASE CONTACT CITIBANK, N.A. - ADR SHAREHOLDER SERVICES AT 1-877-CITI-ADR (1-877-248-4237).

                                                  Citibank, N.A., as Depositary



----------

* As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of India and the Memorandum of Association and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

                                                                            0000
    PLEASE MARK
[X] YOUR VOTE AS IN
    THIS EXAMPLE

 If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                           FOR         AGAINST        ABSTAIN

                                       1   [ ]           [ ]            [ ]

                                       2   [ ]           [ ]            [ ]

                                       3   [ ]           [ ]            [ ]

                                       4   [ ]           [ ]            [ ]

                                       5   [ ]           [ ]            [ ]

                                       6   [ ]           [ ]            [ ]

                                       7   [ ]           [ ]            [ ]

                                       8   [ ]           [ ]            [ ]




SIGNATURE(S)                                       Date
            -----------------------------------         -----------------------
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

                                   DETACH HERE

================================================================================
                               SPECIAL RESOLUTION

1. To consider and approve the amendment to the Articles of Association for incorporating the amendments agreed among shareholders, under an agreement dated September 14, 1999, as set forth in the Company's Notice of Meeting enclosed herewith.

                               ORDINARY RESOLUTION

2. To consider and approve an increase in the authorized share capital of the Company, as set forth in the Company's Notice of Meeting enclosed herewith.

                               SPECIAL RESOLUTIONS

3. To consider and approve an amendment in the Memorandum of Association, as set forth in the Company's Notice of Meeting enclosed herewith.

4. To consider and approve an issue of further share capital under Section 81(1)(A) of the Companies Act, 1956, as set forth in the Company's Notice of Meeting enclosed herewith.

5. To consider and approve an additional allocation for Associate Stock Option Plan, as set forth in the Company's Notice of Meeting enclosed herewith.

6. To consider and approve an amendment in the Articles of Association for incorporating certain rights and obligations among proposed investors and the Company, as set forth in the Company's Notice of Meeting enclosed herewith.

7. To consider and approve change of name to Sify Limited, as set forth in the Company's Notice of Meeting enclosed herewith.

8. To consider and approve reappointment of Mr. R. Ramaraj as Managing Director, as set forth in the Company's Notice of Meeting enclosed herewith.

================================================================================

THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED ADDRESS PRIOR TO 10:00 A.M. (NEW YORK CITY TIME) ON DECEMBER 2, 2002 FOR ACTION
                                  TO BE TAKEN.

2002 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES

                     SATYAM INFOWAY LIMITED (THE "COMPANY")

CUSIP No.:               804099208.

ADS Record Date:         November 4, 2002.

Meeting Specifics:       Extraordinary General Meeting - December 9, 2002 at 11:00 A.M. (local time) at the Corporate Office of the
                         Company at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai-600 113, India.

Meeting Agenda:          Please refer to the Company's Notice of the Extraordinary General Meeting enclosed herewith.

Depositary:              Citibank, N.A.

Deposit Agreement:       Deposit Agreement, dated as of October 18, 1999, as amended by Amendment No. 1 to Deposit Agreement, dated as of January 6, 2000, as further amended by Amendment No. 2 to Deposit Agreement, dated as of
                         September 23, 2002.

Deposited Securities:    Equity Shares, par value Rs. 10 per share, of the Company.

Custodian:               Citibank, N.A. - Mumbai Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

--------------------------------------------------------------------------------
    PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION 4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THE DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

    THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING (a) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION OR
(b) SHARES WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000. AS A RESULT, UNLESS SPECIFICALLY INSTRUCTED BY A HOLDER OR HOLDERS HOLDING (a) AT LEAST 10% OF THE TOTAL SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) ENTITLED TO VOTE ON A RESOLUTION OR (b) SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000, THE CUSTODIAN, ACTING ON BEHALF OF THE HOLDERS UPON THE INSTRUCTIONS OF THE DEPOSITARY, MAY NOT JOIN IN DEMANDING A POLL.
--------------------------------------------------------------------------------

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.


The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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                                   DETACH HERE